PROSPECTUS	Filed Pursuant to Rule 424(b)(3) File No. 333-68382

21,577,098 Shares

Nextel Communications, Inc.

CLASS A COMMON STOCK
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      This prospectus relates to the offering of shares of our common stock by the selling security holders named in this prospectus. All of these shares were acquired by the selling security holders from us in exchange for debt securities of our substantially wholly owned subsidiary, Nextel International, Inc. The selling security holders may offer the common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any cash proceeds from the selling security holders’ sales of these securities.

•	Our common stock is listed on the Nasdaq National Market under the symbol “NXTL.”

•	On September 10, 2001, the last reported sale price of our common stock was $10.55.

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      As a prospective purchaser of these securities, you should carefully consider the discussion of “Risk Factors” that begins on page 5 of this prospectus.

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      Neither the Securities and Exchange Commission nor any state securities commission has approved the common stock to be distributed under this prospectus, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is September 12, 2001

REFERENCES TO ADDITIONAL INFORMATION

      As used in this prospectus, “Nextel”, “we”, “us” and “our” refer to Nextel Communications, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain documents that we filed with the Securities and Exchange Commission and incorporated by reference into this prospectus by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or from:

      Nextel Communications, Inc.
      2001 Edmund Halley Drive
      Reston, Virginia 20191
      Attention: Investor Relations
      Telephone: (703) 433-4300

See “IX. Where You Can Get More Information.”

      “Nextel”, “Nextel Direct Connect”, “Nextel Worldwide” and “Nextel Wireless Web” are trademarks or service marks of Nextel. “Motorola” and “iDEN” are trademarks or service marks of Motorola, Inc.

SUMMARY
Nextel
Use of Proceeds
The Common Stock
Summary Consolidated Financial Information
RISK FACTORS
Risk Factors Relating to Nextel
Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs
USE OF PROCEEDS
SELLING SECURITY HOLDERS
DESCRIPTION OF CAPITAL STOCK
General
Common Stock
Preferred Stock
Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
Available Information
Incorporation of Documents by Reference

I.	SUMMARY		1

	A.	Nextel	1

	B.	Use of Proceeds	2

	C.	The Common Stock	2

	D.	Summary Consolidated Financial Information	2

II.	RISK FACTORS		5

	A.	Risk Factors Relating to Nextel	5

	B	Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs	13

III.	USE OF PROCEEDS		14

IV.	SELLING SECURITY HOLDERS		14

V.	DESCRIPTION OF CAPITAL STOCK		18

	A.	General	18

	B.	Common Stock	18

	C.	Preferred Stock	20

	D.	Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law	22

VI.	PLAN OF DISTRIBUTION		23

VII.	LEGAL MATTERS		24

VIII.	EXPERTS		24

IX.	WHERE YOU CAN GET MORE INFORMATION		25

	A.	Available Information	25

	B.	Incorporation of Documents by Reference	25

 i

I. SUMMARY

      This summary highlights basic information about Nextel and the common stock offered by the selling security holders, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere and incorporated by reference in this prospectus.

A. Nextel

Overview

      We provide a wide array of digital wireless communications services throughout the United States. We offer a differentiated, integrated package of digital wireless communications services under the Nextel brand name, primarily to business users. Our digital mobile network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States. This digital technology, developed by Motorola, is referred to as integrated Digital Enhanced Network, or iDEN, technology.

      A customer using our digital mobile network is able to access:

•	digital mobile telephone service;

•	digital two-way radio dispatch service, which is marketed as “Nextel Direct Connect” service;

•	the Internet, mobile messaging services, e-mail and advanced business applications, which are marketed as “Nextel Wireless Web” services;

•	advanced calling features, such as three-way calling, voicemail, call forwarding and additional line service;

•	international roaming capabilities, which are marketed as “Nextel Worldwide”; and

•	text and numeric paging.

      In addition to our domestic operations, we have ownership interests in international wireless companies through our substantially wholly owned subsidiary, Nextel International, Inc. Nextel International, through its subsidiaries, provides wireless communications services in and around various major metropolitan market areas in Latin America and the Philippines, referred to as its managed markets. Additionally, Nextel International has investments in wireless communications providers in Canada and Japan and owns analog specialized mobile radio companies in Chile.

      As of June 30, 2001:

•	we provided service to about 7,684,400 digital handsets in the United States;

•	our digital mobile network and the compatible digital mobile network of Nextel Partners, Inc., our affiliate providing service in small and medium sized markets, was operational in 188 of the top 200 metropolitan statistical areas in the United States; and

•	Nextel International provided service to about 1,044,400 digital handsets in its managed markets.

Recent Developments

      In August 2001, we purchased from the selling security holders named under “IV. Selling Security Holders” an aggregate of $241 million principal amount of Nextel International’s 12.125% senior serial redeemable discount notes due 2008, $422 million principal amount of Nextel International’s 13% senior redeemable discount notes due 2007, and $194 million principal amount of Nextel International’s 12.75% senior serial redeemable notes due 2010. In exchange, we issued to these selling security holders the shares of common stock offered by this prospectus.

      In September 2001, Paul Saleh, formerly Senior Vice President and Chief Financial Officer of Walt Disney International, was appointed our Executive Vice President and Chief Financial Officer. He replaces John S. Brittain, Jr., who remains our Vice President and Treasurer.

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      Our principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia 20191, and our telephone number is (703) 433-4000.

B. Use of Proceeds

      We will not receive any cash proceeds from the sale of the securities being offered by the selling security holders.

C. The Common Stock

Nasdaq Symbol for Common Stock	NXTL.
Risk Factors	You should read the “Risk Factors” section beginning on page 5 of this prospectus as well as the other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with an investment in the common stock.

D. Summary Consolidated Financial Information

      The financial information below for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. The financial information as of June 30, 2001 and for the six months ended June 30, 2000 and 2001 has been derived from our unaudited condensed consolidated financial statements. This information reflects all adjustments necessary for the fair presentation of this information. All of these adjustments were normal and recurring, except for the effect of the change in accounting principle described below on the six months ended June 30, 2000. You should not expect the results of operations of interim periods to be an indication of results for a full year. This information is only a summary and should be read in conjunction with our historical financial statements contained in reports filed with the Securities and Exchange Commission. See “IX. Where You Can Get More Information — A. Available Information.”

      Change in accounting principle. Effective January 1, 2000, we adopted the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements.” Based upon this guidance, we changed our revenue recognition method. We now recognize handset sales as operating revenues on a straight-line basis over periods of up to four years, the estimated customer relationship periods. Costs of handset sales are recognized over the same periods in amounts equivalent to the revenues recognized from the handset sales. The direct and incremental handset costs in excess of the revenues generated from handset sales are expensed immediately as these amounts exceed our minimum contractual revenues. Under the prior method of accounting, we recognized revenues from sales and related costs of handsets sold when title passed to the customer.

      We have accounted for the adoption of SAB No. 101 as a change in accounting principle and therefore have not restated the financial statements of years prior to 2000. Additional information regarding this accounting change can be found in note 1 to the consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2000.

      For all periods presented, we have classified revenues from digital handset and accessory sales within operating revenues and the related costs of digital handset and accessory sales within cost of revenues. We had previously classified these amounts within selling, general and administrative expense.

      Other (expense) income, net. As more fully discussed in note 4 to the consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2000, other (expense) income, net in 2000 includes a $275 million gain realized from the exchange of our stock in Clearnet Communications, Inc. for stock in TELUS Corporation as a result of the acquisition of Clearnet by TELUS. Other (expense) income, net in 2001 includes a $55 million foreign currency transaction loss primarily related to the weakening of the Brazilian real relative to the U.S. dollar.

      Income tax provision. In 1997, due to operating losses and the change in useful lives of some intangible assets, we increased our valuation allowance for deferred tax assets resulting in a tax provision of $259 million.

						Six Months
						Ended
	Year Ended December 31,					June 30,

	1996	1997	1998	1999	2000	2000	2001

	(in millions, except per share amounts)
Statement of operations data
Operating revenues	$462	$985	$2,295	$3,786	$5,714	$2,540	$3,623
Cost of revenues	402	686	1,218	1,579	2,172	962	1,382
Selling, general and administrative	305	711	1,297	1,672	2,278	1,060	1,473
Restructuring charge	—	—	—	—	—	—	22
Depreciation and amortization	401	526	832	1,004	1,265	583	821

Operating loss	(646)	(938)	(1,052)	(469)	(1)	(65)	(75)
Interest expense, net	(206)	(378)	(622)	(782)	(849)	(392)	(582)
Other (expense) income, net	(11)	7	(37)	(47)	106	(79)	(111)
Income tax benefit (provision)	307	(259)	192	28	33	16	27

Loss before extraordinary item	(556)	(1,568)	(1,519)	(1,270)	(711)	(520)	(741)
Extraordinary item — loss on early retirement of debt, net of income tax of $0	—	(46)	(133)	(68)	(104)	(104)	—
Mandatorily redeemable preferred stock dividends	—	(29)	(149)	(192)	(209)	(103)	(113)

Loss attributable to common stockholders	$(556)	$(1,643)	$(1,801)	$(1,530)	$(1,024)	$(727)	$(854)

Loss per share attributable to common stockholders, basic and diluted:
Loss before extraordinary item attributable to common stockholders	$(1.25)	$(3.21)	$(2.99)	$(2.29)	$(1.21)	$(0.83)	$(1.12)
Extraordinary item	—	(0.09)	(0.24)	(0.10)	(0.14)	(0.14)	—

	$(1.25)	$(3.30)	$(3.23)	$(2.39)	$(1.35)	$(0.97)	$(1.12)

Weighted average number of common shares outstanding	446	498	557	639	756	751	765

	December 31,
						June 30,
	1996	1997	1998	1999	2000	2001

	(in millions)
Balance sheet data
Cash, cash equivalents and short-term investments, including restricted portion	$145	$433	$321	$5,808	$4,674	$4,736
Property, plant and equipment, net	1,804	3,226	4,915	6,152	8,791	9,792
Intangible assets, net	4,143	4,875	5,183	4,889	5,982	6,501
Total assets	6,472	9,228	11,573	18,410	22,686	24,152
Long-term debt, capital lease and finance obligations, including current portion	2,785	5,046	7,719	11,503	14,731	17,282
Mandatorily redeemable preferred stock	—	529	1,578	1,770	1,881	1,994
Stockholders’ equity	2,809	1,913	230	2,574	2,028	1,024

II. RISK FACTORS

      You should carefully consider the risk factors listed below, as well as the other information included and incorporated by reference in this prospectus, before making an investment decision.

A. Risk Factors Relating to Nextel

1.	We have a history of net losses and negative cash flow and may not be able to satisfy our cash needs from operations.

      Since we began operations in 1987, we have never generated sufficient cash flow from operations to fund our business and its expansion. If we cannot achieve profitability, we may not be able to meet our debt service, working capital or other cash needs. We expect that losses will continue for the next several years as we build, expand and enhance our digital mobile network. We do not know when, if ever, our cash flows from our internal business operations will support our growth and continued operations. We had losses attributable to common stockholders of $1.02 billion during 2000 and $0.85 billion for the six months ended June 30, 2001. Our accumulated deficit was $7.3 billion at June 30, 2001.

2.	If we cannot obtain additional funds when needed, we may not be able to implement our business plan.

      Our long-term cash needs may be much greater than our cash on hand and availability under our existing financing agreements. We may not be able to raise additional financing when needed, on acceptable terms or at all. As a result, we cannot be sure that we will have adequate capital to:

•	implement future expansion and enhancement of our digital mobile network, including offering contemplated “third generation” or “3G” mobile wireless services;

•	maintain our current levels of operation;

•	meet our debt service requirements; or

•	pursue strategic acquisitions or other opportunities to increase our spectrum holdings, including those necessary to support or provide “3G” mobile wireless services.

      Our failure to timely achieve each of these goals could result in the delay or abandonment of some or all of our development, expansion and acquisition plans and expenditures, which could have an adverse effect on us.

      Our bank credit facility as in effect on June 30, 2001 provided for total secured financing capacity of up to $6.0 billion, provided we satisfy financial and other conditions. As of June 30, 2001, we had borrowed $4.5 billion of this secured financing. Our ability to access the availability under our revolving credit facility is limited by various financial covenants and ratios, including the ratio of our total debt to operating cash flow. The availability of additional financing under our bank credit facility is also subject to the satisfaction of covenants under indentures relating to our public notes. Our access to additional funds may be limited by:

•	the terms of our existing financing agreements, including restrictive covenants;

•	existing debt service requirements;

•	market conditions affecting the telecommunications industry in general; and

•	specific factors affecting our attractiveness as a borrower or investment vehicle, including:

•	the terms of options, warrants and convertible securities issued to others, that may make equity financings more difficult;

•	the ability to relocate current spectrum licensees from some frequencies in order to remove them from spectrum as to which we were the highest bidder at an auction;

•	the potential commercial opportunities and risks associated with implementation of our business plan;

•	the market’s perception of our performance and assets; and

•	the actual amount of cash we need to pursue our business strategy.

      Other than our existing financing agreements, we currently have no legally binding commitments or agreements with any third parties to obtain any material amount of additional debt or equity financing.

3.	Funding requirements for our international operations and growth may cause even greater cash needs, which may result in less funding available for our domestic growth and operations.

      We expect to fund a very substantial portion of the cash needs of Nextel International during 2001. This may increase our overall cash needs and will result in a lesser amount of cash availability to us for domestic use. Based on the funding we expect to make available to Nextel International during 2001 and on Nextel International’s current assessment of the likely business activity and related cash needs of its subsidiaries, Nextel International believes that it will have adequate funding to implement its current business plan during 2001, but that it will need to rely on external sources of funding to supply cash needed to implement its business plans and continue operations after 2001.

4.	Our existing financing agreements contain covenants that limit how we conduct business, which may affect our ability to grow as planned.

      As a result of restrictions contained in our financing agreements, we may be unable to raise additional financing, compete effectively or take advantage of new business opportunities. This may affect our ability to generate revenues and profits, which may adversely affect us and the value of the common stock. The indentures governing our public notes and our existing financing agreements contain covenants that limit how we conduct business by restricting our ability to:

•	incur or guarantee additional indebtedness, including additional borrowings under existing financing arrangements;

•	pay dividends and make other distributions;

•	prepay subordinated indebtedness;

•	make investments and other restricted payments;

•	create liens;

•	sell assets; and

•	engage in transactions with affiliates.

      Any future financing arrangements are expected to contain covenants similar to or more restrictive than those contained in our existing debt financing arrangements. These future agreements may also contain other covenants, including covenants requiring us to maintain specified financial ratios and satisfy financial tests.

5.	We may not be able to obtain additional spectrum, which may adversely impact our ability to implement our business plan.

      We may seek to acquire additional spectrum, including through participation as a bidder or member of a bidding group in government-sponsored auctions of spectrum. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that purpose may not be available on acceptable terms, or at all. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing businesses would be reduced. Even if we are able to acquire spectrum, we may still require additional capital to finance the pursuit of any new business opportunities associated with our acquisitions of additional spectrum, including those associated with the potential provision of “third generation” or “3G” wireless services. This additional capital may not be available.

      We cannot be sure that any spectrum auctions will occur or, if so, on their currently announced schedules. For example, the Federal Communications Commission already has postponed on three separate occasions the auction for the majority of the 700 MHz spectrum now being used by broadcast television stations, and that auction, which was last scheduled to take place in September 2001, has been postponed indefinitely. We also cannot be sure:

•	in which auctions we will participate, alone or as a member of a bidding group;

•	whether we or any bidding group in which we are a participant will be a successful bidder and will be awarded spectrum licenses in any auction; and

•	what amounts would be required to be bid to prevail in any auction.

6.	If we are unable to compete effectively in the highly competitive wireless communications industry, our future growth and operating results will suffer.

      Our ability to compete effectively with other established and prospective wireless communications service providers depends on the factors below, among others.

a.	If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

      Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on our digital mobile network. We may have difficulty attracting and retaining customers if we are unable to address and resolve satisfactorily performance issues as they arise or if those issues:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	were to place us at a competitive disadvantage to other wireless service providers in our markets.

b.	Our coverage is not as extensive as that of other wireless service providers, which may limit our ability to attract and retain customers.

      Since our digital mobile network does not provide roaming coverage on a nationwide basis as is available through some cellular and personal communication services providers, we may not be able to compete effectively against those providers. The coverage areas of these other providers include areas where our network, or that of our affiliate Nextel Partners, has not been built or will not be built. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We cannot be sure that we, either alone or together with Nextel Partners, will be able to achieve comparable system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package.

c.	Our channels of distribution for our digital mobile network products and services are not as extensive as some of our competitors, which may limit our ability to compete effectively.

      Since many of our competitors have established long-standing extensive networks of retail locations, including locations dedicated solely to their products, and multiple distribution channels, they have access to more potential customers than we do. Although we recently acquired a substantial number of the retail distribution outlets previously operated by Let’s Talk Cellular & Wireless, Inc., and are converting these locations to Nextel-only retail stores, at this early stage of our ownership and operation of these retail locations, we cannot estimate with certainty what proportion of our handset additions will come through this new distribution channel or whether we will achieve the anticipated benefits of this new distribution channel to the degree or on the schedule that we hope to achieve them. Over the past few years we have increased our handset sales through our indirect distributors and also have increased the proportion of customers we obtain through these channels. However, as we have expanded our retail subscriber base by increased handset sales through indirect distribution channels, as price competition in the wireless industry has intensified and as our product and service offerings have begun to attract increasing numbers of individual and non-business users, our average revenue per digital handset has decreased and may continue to decrease and our customer retention has been and may continue to be adversely affected.

d.	Our ability to grow may be limited by our ability to expand system capacity and improve the adequacy and efficiency of our information systems and business processes.

      Our inability to timely and efficiently meet the demands for our services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our growth and performance. To increase the number of subscribers on our digital mobile network, we must be able to, among other things, successfully plan for additional system capacity at levels needed to meet anticipated new subscribers, as well as the related increases in system usage, and obtain additional spectrum when and where required. Furthermore, we must secure sufficient transmitter and receiver sites at appropriate locations in our markets to meet planned system coverage and capacity targets and obtain adequate quantities of base radios and other system infrastructure equipment, as well as adequate volumes and mix of handsets and related accessories, to meet subscriber demand and system loading rates. Since we have contractual arrangements with Nextel International and Nextel Partners that contemplate the proportionate allocation of this equipment among us and those entities if there is an equipment shortage, these supplies may not be available in sufficient quantities for our use.

      Our ability to improve the efficiency and speed of the processes for our customer service and accounts receivable collection functions will affect our ability to add customers. For example, the length of time between customer order to activation of service on the digital mobile network is currently longer than that of some of our competitors. Additionally, customer reliance on our customer service functions will increase as we add digital mobile network customers, especially for those customers added through channels not involving direct face-to-face contact with a sales representative, such as phone order sales or sales through our website.

e.	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

      Because of their resources, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. As a result, if we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

f.	We may face continuing pressure to reduce prices, which could adversely affect operating results.

      Over the past several years, as the intensity of competition among wireless communications providers in our market areas has increased, our competitors’ prices in these markets have generally decreased. This may make it difficult for us to remain competitive if wireless service providers generally continue to reduce prices. We may encounter further market pressures to:

•	further restructure our digital service offering packages to offer more value;

•	reduce our digital service offering prices; or

•	respond to particular short-term, market specific situations, such as special introductory pricing or packages that may be offered by providers launching their service, or particular new product or service offerings, in a particular market.

g.	Our digital handsets are more expensive than those of some competitors, which may affect our growth and operating income.

      We currently market multi-function digital handsets. The higher cost of these handsets, as compared to analog handsets and digital handsets that do not incorporate a similar multi-function capability, may make it more difficult or less profitable for us to attract customers. This may reduce our growth opportunities or profitability.

h.	If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

      The wireless telecommunications industry is experiencing significant technological change. Our digital technology could become obsolete. We rely on digital technology that is not compatible with, and that competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

•	segment the user markets, which could reduce demand for specific technologies, including our technology;

•	reduce the resources devoted by third party suppliers, including Motorola, which supplies all of our current digital technology, to developing or improving the technology for our systems; and

•	adversely affect market acceptance of our services.

      The digital technology that we use may not successfully compete with the other forms of communication technologies. Further, new digital or non-digital communication transmission technology may be developed that could cause our existing technology to become obsolete or otherwise impair market acceptance of our services.

i.	We have recently launched new wireless data and Internet connectivity services, and if these new services do not prove to be successful, our operations and growth could be adversely affected.

      In 2000, we began to offer our subscribers access to digital two-way mobile data and Internet connectivity, which we currently market under the brand name Nextel Wireless Web. We cannot be sure that these services will continue to perform satisfactorily, be utilized by a sufficient number of our subscribers or produce sufficient levels of customer satisfaction or revenue. Because we have less spectrum than some of our competitors, any digital two-way mobile data and Internet connectivity services that we may offer could be significantly limited compared to those services offered by other wireless communications providers with larger spectrum positions.

      We expect that this wireless data capability and Internet connectivity will allow us to perform fulfillment and other customer support services more economically, to differentiate ourselves from our competitors and to realize a source of future incremental revenue to counter the impact of increasing competition in our markets on the pricing of our basic wireless voice services packages. We may not successfully realize these goals if:

•	we are unable to offer these new services profitably;

•	these new service offerings adversely impact the performance or reliability of our digital mobile network;

•	we or third party developers fail to develop new applications for our customers; or

•	we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

      Any resulting customer dissatisfaction, or failure to realize cost reductions or incremental revenue, could have an adverse impact on our results of operations, future growth prospects and perceived value.

j.	We are considering implementing some “third generation” services in the future; however, if we are unable to do so, or to do so in an economical and competitively effective fashion, our operations and growth could be adversely affected.

      We are considering implementing over the next several years advanced digital technology which will allow high capacity wireless voice and high speed data transmission, and potentially other advanced digital services. The technology that we would deploy to provide these types of broadband wireless telephony services is sometimes referred to as “third generation” or “3G.” We are presently evaluating standards and assessing the potential demand for these third generation wireless services. We are focusing these activities on maximizing our ability to deliver 3G capabilities while continuing to fully utilize our existing digital mobile network.

      It is likely that significant capital requirements would be involved in implementing this third generation technology. Even if we determine that our testing and assessment activities, and our need to meet competition from other wireless service providers who may be moving to deploy similar 3G services, should lead us to implement such third generation technology, there can be no guarantee that this technology will provide the advantages that we expect. The actual amount of the funds required to finance and implement this technology may significantly exceed our current estimate. Further, any future implementation could require additional unforeseen expenditures in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, equipment unavailability and technological or other complications. Finally, as there are several types of third generation technologies that may not be fully compatible with each other or with other currently deployed digital technologies, if the type of technology that we choose to deploy does not gain widespread acceptance or perform as expected, our business may be adversely affected.

k.	If competitors provide two-way radio dispatch services, we will lose a competitive advantage.

      We differentiate ourselves by providing two-way radio dispatch services that are currently not available through traditional cellular or personal communication services providers. If either personal communication services or cellular operators provide two-way radio dispatch or comparable services in the future, our competitive advantage may be impaired. Further, some of our competitors have attempted to compete with our Nextel Direct Connect service by offering unlimited mobile to mobile calling plan features and reduced rate calling plan features for designated small groups. If these calling plan modifications are perceived by our existing and potential customers as viable substitutes for our differentiated services, our business may be adversely affected.

7.	Since we rely on one supplier to implement our existing digital mobile network, any failure of that supplier to perform could hurt our operations.

      Motorola is currently our sole source for most of the digital mobile network and all of the handset equipment we use throughout our markets. If Motorola fails to deliver system infrastructure and handsets, as well as necessary technology improvements and enhancements, on a timely, cost-effective basis, we may not be able to adequately service our existing subscribers or add new subscribers. We expect to rely principally on Motorola or its licensees for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our existing digital mobile network and related handset equipment for the next several years.

8.	Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

      We have entered into agreements with Motorola that impose limitations and conditions on our ability to use other technologies that would displace our existing digital mobile communications network. These agreements may operate to delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, our equipment purchase agreement with Motorola requires us to provide Motorola with notice of our determination that Motorola’s technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology.

      In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the alternate technology for three years. This may limit our ability to negotiate with an alternate equipment supplier. Finally, if after a switch to an alternate technology we do not maintain operational Motorola infrastructure equipment at the majority of our transmitter and receiver sites that are deployed at the date the switch to an alternate technology is first publicly announced, Motorola may require that all financing Motorola has provided to us then be repaid.

9.	Regulatory and other factors could delay or prevent us from offering services in new market areas, which could limit our access to new customers and affect our growth.

      Before fully implementing our digital mobile network in a new market area or expanding coverage in an existing market area, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, obtain and free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes take weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. We cannot know when, if ever, our digital technology will be available for commercial use in new markets or can be expanded in existing markets.

10.	Government regulations determine how we operate, which could limit our growth and strategic plans.

      The Federal Communications Commission regulates the licensing, operation, acquisition and sale of our specialized mobile radio businesses. We must meet build-out requirements within specified time limitations to retain our licenses. Future changes in regulation or legislation and Congress’ and the Federal Communications Commission’s continued allocation of additional spectrum for commercial mobile radio services, which include specialized mobile radio, cellular or personal communication services, could impose significant additional costs on us either in the form of direct out of pocket costs or additional compliance obligations. These regulations also can have the effect of introducing additional competitive entrants to the already crowded wireless communications marketplace. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services. If any new regulations prohibit us from providing planned services, it could be more difficult for us to compete.

      Further, some local jurisdictions have adopted legislation restricting or prohibiting the use of portable communications devices while driving motor vehicles. For example, the State of New York has enacted a statute that makes it unlawful to use a handheld mobile telephone while driving. If similar laws are enacted in other jurisdictions, we may experience reduced subscriber usage and demand for our services, which could have a material adverse effect on our results of operations.

      Nextel International’s operations are subject to similar effects caused by operating in a regulated industry, since its operations are regulated by governmental and regulatory bodies in the foreign countries in which its business is conducted.

11.	We are susceptible to control by significant stockholders.

      Motorola and entities controlled by Mr. Craig O. McCaw hold significant blocks of our outstanding stock and have the ability to exert significant influence over our affairs. An affiliate of Mr. McCaw may designate at least one fourth of our board of directors and may select, from these McCaw representatives on the board of directors, a majority of the operations committee of our board, which has significant authority relating to our business strategy, budgets, financing arrangements and in the nomination and oversight of specified executive officers. Presently, two of the ten members of our board of directors are designees of Mr. McCaw’s affiliates. In addition, Daniel F. Akerson, formerly one of our executive officers, currently holds positions with XO Communications, Inc., which is controlled by Mr. McCaw. Mr. Akerson currently serves as a member of our board of directors and as a member of the operations committee of our board, but he is not a designee of Mr. McCaw’s affiliates. Under its agreements with us, Motorola may nominate two directors to our board of directors.

      If Mr. McCaw and Motorola choose to act together, they could have a sufficient number of members on our board of directors and voting interest in us to exert significant influence over, among other things:

•	approval of amendments to our certificate of incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote;

•	any takeover attempt; and

•	whether particular matters are submitted for a vote of our stockholders.

      Mr. McCaw and his affiliates have and, subject to the terms of applicable agreements, may acquire an investment or other interest in entities that provide wireless telecommunications services that could potentially compete with us. Under the relevant agreements, Mr. McCaw and his controlled affiliates may not, until one year after the termination of the operations committee, participate in other two-way terrestrial-based mobile wireless communications systems in any part of North America or South America unless these opportunities have first been presented to and waived or rejected by us.

12.	Our interests may conflict with those of Motorola. Any conflict could adversely affect our growth, operating results or strategic flexibility.

      Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which do or may compete with some or all of the services we offer. Motorola’s right to nominate two people for election to our board of directors could give them additional leverage if any conflict of interest were to arise. In addition, Motorola is one of our significant stockholders, which creates potential conflicts of interest, particularly with regard to significant transactions.

13.	Concerns about health risks associated with wireless equipment may reduce the demand for our services.

      Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Purported class actions and other lawsuits have been filed against numerous wireless carriers, including us, seeking not only damages but also actions which could increase our cost of doing business. While we cannot predict the outcome of this litigation and intend to vigorously defend against these claims, we cannot be sure that our business and financial condition will not be adversely affected by this litigation or public perception. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry. Further research and studies are ongoing, and we cannot be sure that these studies will not demonstrate a link between radio frequency emissions and health concerns.

14.	Our investments in joint ventures, because we are not in sole control of the enterprise, may affect our growth and operating results.

      We have entered into a contractual joint venture regarding our ownership interests in and arrangements with Nextel Partners, and may enter into other joint ventures or similar arrangements in the future. Outside the United States, Nextel International has entered into joint venture agreements with third-parties in some of its operating countries, and may do so in the future. These arrangements are subject to uncertainties, including risks that:

•	we do not have the ability to control the joint enterprise;

•	the other participants at any time may have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint enterprise;

•	a participant may be unable to meet its economic or other obligations to the joint enterprise, and we may be required to fulfill some or all of those obligations or restrict the business of the affected enterprise; and

•	we also may be or become obligated to acquire all or a portion of the ownership interests of some or all of the other participants in these joint enterprises.

15.	We have foreign operations which are subject to foreign regulation and international economic forces, which presents risks to our operating and financing plans.

      We currently own interests in and operate international wireless companies through Nextel International. These international operations are subject to foreign regulation and depend upon foreign economies, which present additional risks relating to:

•	political, economic and social conditions in the foreign countries where Nextel International conducts operations;

•	currency risks and exchange controls, for example, the continuing devaluation of the Brazilian currency;

•	potential inflation in the applicable foreign economies;

•	the impact of import duties on the cost or prices of infrastructure equipment and handsets;

•	foreign taxation of earnings and payments received by Nextel International from its subsidiaries and affiliates; and

•	regulatory changes affecting the telecommunications industry and wireless communications.

      We cannot be sure that the risks associated with our foreign operations will not adversely affect our operating results or prospects, particularly as these operations expand in scope, scale and significance.

16.	Our commitments to issue additional common stock may impair our ability to raise capital.

      We currently have outstanding commitments in various forms, including warrants, options and convertible securities, to issue a substantial number of new shares of our common stock. An increase in the number of shares of our common stock that will become available for sale in the public market may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity securities or convertible securities. Some of the shares subject to issuance commitments are or may be registered with the Securities and Exchange Commission and thus are or may become freely tradable, without regard to the volume limitations of Rule 144 under the Securities Act of 1933.

17.	We have significant intangible assets, which may not be adequate to satisfy our obligations in the event of a liquidation.

      If we default on debt or if we were liquidated, the value of our assets may not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of our digital mobile network business and the growth of the specialized mobile radio and wireless communications industries in general. We had a net tangible book value deficit of $5.48 billion as of June 30, 2001.

18.	Volatility in the price of our common stock could result in a lower trading price than your purchase price.

      The market price of our common stock may decline below the price you pay for the common stock. The market price of our common stock may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. Broad market fluctuations may adversely affect the market price of our common stock.

B.	Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs

      “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: A number of the statements made or incorporated by reference in this prospectus are not historical or current facts, but deal with potential future circumstances and developments. They can be identified by the use of forward-looking words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should” or “anticipates” or other comparable words, or by discussions of strategy that involve risks and uncertainties. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties including financial variations, changes in the regulatory environment, industry growth and trend predictions. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operation and results of our wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified in the foregoing “Risk Factors” section and elsewhere in this prospectus including, but not limited to:

•	general economic conditions in the geographic areas and occupational market segments that we are targeting for our digital mobile network service;

•	the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet service deployment and marketing plans and customer demand;

•	the availability and cost of acquiring additional spectrum;

•	the timely development and availability of new handsets with expanded applications and features;

•	the success of efforts to improve, and satisfactorily address any issues relating to, our digital mobile network performance;

•	the continued successful performance of the technology being deployed in our various market areas and the success of technology deployed in connection with our Nextel Wireless Web services;

•	market acceptance of our new handset and service offerings, including our Nextel Wireless Web services and Nextel Worldwide;

•	the successful implementation of new technologies deployed in connection with any future “third generation” or “3G” services we may offer;

•	the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to our digital mobile network business;

•	our ability to timely and successfully accomplish required scale-up of our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by the digital mobile network customer base;

•	access to sufficient debt or equity capital to meet operating and financing needs;

•	the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of cellular and personal communication services;

•	future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications generally; and

•	other risks and uncertainties described from time to time in our reports and, with specific reference to risk factors relating to international operations, in Nextel International’s reports, filed with the Securities and Exchange Commission, including our annual reports on Form 10-K for the year ended December 31, 2000, and our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

III. USE OF PROCEEDS

      All sales of the common stock offered by this prospectus will be by or for the account of the selling security holders listed in the following section of this prospectus. We will not receive any cash proceeds from these sales of the common stock.

IV. SELLING SECURITY HOLDERS

      All of the shares of common stock are being offered by the selling security holders listed in the table below. Only those shares of common stock which were acquired by the selling security holders as a result of the exchange of Nextel International debt securities described under “I. Summary, A. Nextel — Recent Developments” may be offered by the selling security holders. We issued the common stock in private placement transactions exempt from registration under the Securities Act of 1933.

      The selling security holders may offer and sell, from time to time, any or all of their common stock listed below. No offer or sale under this prospectus may be made unless the selling security holder is listed in the table below. We will supplement or amend this prospectus to include additional selling security holders, to the extent we are required to, upon provision of all required information. Because the selling security holders may offer all or only some portion of the shares of common stock listed in the table, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling security holders upon termination of the offering.

      The following table lists:

•	the name of each selling security holder;

•	the number of shares of common stock beneficially owned by that holder before the offering; and

•	the number of shares of common stock being offered for sale by that selling security holder.

      The information in the table reflects the most recent information furnished to us by the identified selling security holder. Unless otherwise disclosed in the footnotes to the table, no selling security holder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years.

	Number of Shares of	Number of Shares of
	Common Stock	Common Stock
Name of Selling Security Holder	Owned	Offered
Fidelity Puritan Trust: Fidelity Puritan Fund*	1,314,758	1,314,758

Fidelity Devonshire Trust: Fidelity	80,246	80,246
Equity-Income Fund*

Fidelity Summer Street Trust: Fidelity	2,357,524	2,357,524
Capital & Income Fund*

Variable Insurance Products Fund: High Income Portfolio*	1,705,634	1,705,634

Variable Insurance Products Fund II: Asset Manager: Growth Portfolio*	30,006	30,006

Variable Insurance Products Fund:	40,425	40,425
Equity-Income Portfolio*

Fidelity Advisor Series II: Fidelity Advisor	2,775,779	2,775,779
High Yield Fund*

Fidelity Advisor Series I: Fidelity Advisor	166,714	166,714
Balanced Fund*

Variable Insurance Products Fund II: Asset	218,013	218,013
Manager Portfolio*

Fidelity Charles Street Trust: Fidelity Asset	1,346,785	813,085
Manager*

Fidelity Charles Street Trust: Fidelity Asset	732,208	465,908

Manager: Growth*

Fidelity Charles Street Trust: Fidelity Asset	59,332	24,632
Manager: Income*

Fidelity Charles Street Trust: Fidelity Asset	39,147	39,147
Manager: Aggressive*

Fidelity School Street Trust: Fidelity	5,486	5,486
Strategic Income Fund*

Fidelity Advisor Series II: Fidelity Advisor	15,834	15,834
High Income Fund*

Fidelity Fixed-Income Trust: Fidelity High	3,334,040	3,334,040
Income Fund*

Variable Insurance Products Fund III:	10,800	10,800
Balanced Portfolio*

Fidelity Advisor Series II: Fidelity Advisor	40,697	40,697
Strategic Income Fund*

Fidelity Advisor Series I: Fidelity Advisor	3,261	3,261
Asset Allocation Fund*

Fidelity Advisor US World High Income Fund*	19,060	19,060

Fidelity Securities Fund: Fidelity Leveraged	157,373	6,573
Company Stock Fund*

Fidelity American High Yield Fund***	3,331	3,331

Fidelity Canadian Balanced Fund***	1,794	1,794

Fidelity Global Asset Allocation Fund***	94,251	94,251

Fidelity Management Trust Company, on behalf	2,260,089	2,260,089
of accounts managed by it**

Capital Guardian U.S. Fixed-Income Master	347,935	347,935
Fund

Capital Guardian U.S. Fixed-Income Fund	16,113	16,113
for Tax-Exempt Trusts

American Funds Insurance Series Bond Fund	80,320	80,320

Anchor Pathway Fund Asset Allocation	7,133	7,133
Portfolio Series

American Funds Insurance Series High Yield	328,921	328,921

Bond Fund

American High-Income Trust	1,315,149	1,315,149

The Bond Fund of America, Inc.	1,455,283	1,455,283

The Income Fund of America, Inc.	2,194,633	2,194,633

Emerging Markets Growth Fund, Inc.	4,524	4,524

*	The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company. Fidelity Management & Research is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of the Fidelity entities identified above, and to other registered investment companies and to other funds which are generally offered to a limited group of investors. Fidelity Management & Research is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation. The holdings are as of August 15, 2001.
**	Shares indicated as owned by this entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company serves as trustee or managing agent. Fidelity Management Trust Company is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934. These holdings are as of August 15, 2001.
***	This entity is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited, which is advised by FMR Co. These holdings are as of August 15, 2001.

_______________

      In August 2001, we and the selling security holders entered into registration rights agreements. These agreements require that we make this prospectus available to the selling security holders, subject to the exceptions described below, until the earliest of:

•	one year from the date of the closing of each of the private placements; and

•	the time when all of the securities have been sold under this prospectus.

      We may require the selling security holders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading. We will be permitted to suspend the use of this prospectus:

•	in connection with pending corporate developments, public filings with the Securities and Exchange Commission and similar events, for a period not to exceed 30 days in any three month period or an aggregate of 90 days, whether or not consecutive, in any twelve month period, or

•	in connection with any pending or potential acquisitions, financings or similar transactions, for a period not to exceed 60 days in any three month period or 90 days, whether or not consecutive, in any twelve month period.

V. DESCRIPTION OF CAPITAL STOCK

      The summary below is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws.

A. General

      Under our certificate of incorporation, we have the authority to issue 2,233,883,948 shares of capital stock, which are currently divided into nine classes or series as follows:

•	2,060,000,000 shares of class A common stock, par value $0.001 per share, referred to as the common stock;

•	100,000,000 shares of class B nonvoting common stock, par value $0.001 per share, referred to as the nonvoting common stock;

•	26,941,933 shares of class A convertible redeemable preferred stock, stated value $36.75 per share, referred to as the class A preferred stock;

•	82 shares of class B convertible preferred stock, stated value $1.00 per share, referred to as the class B preferred stock;

•	26,941,933 shares of class C convertible redeemable preferred stock, stated value $36.75 per share, referred to as the class C preferred stock;

•	1,600,000 shares of series D preferred stock;

•	2,200,000 shares of series E preferred stock;

•	800,000 shares of zero coupon convertible preferred stock; and

•	15,400,000 shares of undesignated preferred stock.

      EquiServe Trust Company, N.A. acts as transfer agent and registrar for the common stock.

B. Common Stock

1.	Voting

      Except as required by law with respect to shares of each of our class A preferred stock, class B preferred stock and class C preferred stock, and except with respect to matters as to which shares of a class or series of preferred stock vote separately as a class, the holders of the common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The holders of the nonvoting common stock have no right to vote on any matters to be voted on by the stockholders, except as follows and as otherwise required by law. The holders of the nonvoting common stock do have the right to vote as a separate class, with each share having one vote, on:

•	any merger, consolidation, reorganization or reclassification of our company or our shares of capital stock;

•	any amendment to our certificate of incorporation; or

•	any liquidation, dissolution or winding up of our company;

(each of these events being a “Class B Fundamental Change”) in which shares of the nonvoting common stock would be treated differently than shares of the common stock, other than a Class B Fundamental Change in which the only difference in the treatment is that the holders of the common stock would be entitled to receive equity securities with full voting rights and the holders of the nonvoting common stock would be entitled to receive equity securities which have voting rights substantially identical to the voting rights of the nonvoting common stock and are convertible in connection with any Voting Conversion Event, as defined below, on a share for share basis, into the voting securities to which the holders of the common stock are entitled. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

2.	Dividends

      Subject to the declaration and payment of dividends on our preferred stock at the time outstanding, to the extent of any preference to which that preferred stock is entitled, and after the provision for any sinking or purchase fund or funds for any series of the preferred stock has been complied with, our board of directors may declare and pay dividends on the common stock and the nonvoting common stock, payable in cash or other consideration, out of funds legally available. If dividends are declared on the common stock that are payable in shares of common stock, then dividends payable at the same rate in shares of nonvoting common stock must be declared on any outstanding shares of nonvoting common stock.

      We have not paid any cash dividends on our common stock and do not plan to pay any cash dividends on our common stock for the foreseeable future.

3.	Liquidation, Subdivision or Combination

      In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment to the holders of the then outstanding preferred stock of the full preferential amounts to which they are entitled, would be divided and distributed among the holders of the common stock and nonvoting common stock ratably. In no event will either common stock or nonvoting common stock be split, divided or combined unless the other is proportionately split, divided or combined.

4.	Convertibility of Nonvoting Common Stock Into Common Stock

      Upon the actual or expected occurrence of any Voting Conversion Event, as defined below, each share of nonvoting common stock which is being or has been distributed, disposed of or sold, or is expected to be distributed, disposed of or sold, in connection with that Voting Conversion Event will be convertible at the option of the holder into one fully paid and nonassessable share of common stock. If any shares of nonvoting common stock are converted into shares of common stock in connection with a Voting Conversion Event, however, and any of those shares of common stock are not actually distributed, disposed of or sold according to the Voting Conversion Event, those shares of common stock that are not distributed, disposed of or sold will be promptly converted back into the same number of shares of nonvoting common stock.

      A “Voting Conversion Event” means:

•	any public offering or public sale of our securities, including a public offering registered under the Securities Act of 1933 and a public sale under Rule 144 of the Securities and Exchange Commission or any similar rule then in force;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would in the aggregate own or control securities that possess in the aggregate the ordinary voting power to elect a majority of our board of directors, provided that the sale has been approved by our board of directors or any authorized committee;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons in the aggregate would own or control securities, excluding any nonvoting common stock being converted and disposed of in connection with the Voting Conversion Event, that possess in the aggregate the ordinary voting power to elect a majority of our board of directors;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of our voting securities; and

•	any distribution, disposition or sale of any of our securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, in connection with a merger, consolidation or similar transaction if, after that transaction, that person or group of persons will own or control securities that constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation’s directors, provided that the transaction has been approved by our board of directors or any authorized committee.

C. Preferred Stock

      Under the terms of the securities purchase agreement dated as of April 4, 1995, as amended, among Nextel, Digital Radio L.L.C. and Craig O. McCaw, we issued to Digital Radio about 8.2 million shares of class A preferred stock (of which about 7.7 million were outstanding on June 30, 2001), each with a stated value of $36.75 per share, and 82 shares of class B preferred stock. The shares of class A preferred stock are convertible, in specified circumstances, into an equal number of shares of class C preferred stock. These outstanding shares of class A preferred stock and any shares of class C preferred stock issued upon conversion are convertible into about 46.2 million shares of common stock in the aggregate, and the class B preferred stock is convertible into 82 shares of common stock. In addition, we have issued shares of the series D preferred stock, the series E preferred stock and the zero coupon convertible preferred stock. The description below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws.

1.	Class A Preferred Stock

      The class A preferred stock is the primary mechanism for providing Digital Radio with the corporate governance rights contemplated by the securities purchase agreement entered into with Mr. McCaw. Holders of class A preferred stock, voting separately as a class, are entitled to elect three members of the board of directors or, if greater than three, the number of directors, rounded up to the nearest whole number, equal to 25% of the entire board of directors, which are referred to as the class A directors. For so long as the operations committee of our board of directors is in existence and the holders of the class A preferred stock are entitled to elect directors, Digital Radio is entitled to have a majority of the members of the operations committee represented by class A directors or directors designated by Digital Radio under the terms of the class B preferred stock or the securities purchase agreement. With respect to matters other than the election of directors, shares of class A preferred stock vote together as a class with shares of common stock and each share of class A preferred stock is entitled to a number of votes equal to the number of shares of common stock into which that share is convertible.

      The operations committee consists of five members, three of whom are entitled to be selected from among Digital Radio’s representatives on the board of directors, as described above. The operations committee has the authority to formulate key aspects of our business strategy, including decisions relating to the technology we use, subject to existing equipment purchase agreements; acquisitions; the creation and approval of operating and capital budgets and marketing and strategic plans; approval of financing plans; endorsement of nominees to the board of directors; and nomination and oversight of specified executive officers. If a majority of our board members who are independent of Mr. McCaw vote to override actions taken or proposed by the operations committee, there are no consequences to us. If the board of directors acts to revoke or terminate the authority of the operations committee, a $25 million liquidated damages payment must be made to Digital Radio, except in specified circumstances. The securities purchase agreement, our certificate of incorporation, and our by-laws delineate a number of circumstances, chiefly involving or resulting from specified events with respect to Digital Radio or Mr. McCaw, in which the operations committee could be terminated by action of the board of directors but the liquidated damages payment would not be required. Shares of class A preferred stock are entitled to dividends only to the extent declared or paid with respect to common stock, in amounts equal to the amounts that would be received had the class A preferred stock been converted into common stock. Upon liquidation, dissolution or winding up of our company, the holders of class A preferred stock are entitled to receive a liquidation preference equal to the stated value of the class A preferred stock plus any accrued but unpaid dividends.

      Each share of class A preferred stock is convertible at the election of the holder into six shares of common stock, subject to specified adjustments. Upon the occurrence of specified events, including the failure of Digital Radio, Mr. McCaw and his controlled affiliates to own at least 5% of the voting power of our equity securities, the shares of class A preferred stock are automatically converted into shares of common stock. In addition, shares of class A preferred stock are automatically converted into shares of class

C preferred stock on a one-for-one basis upon the occurrence of specified events, including the reduction of Digital Radio’s ownership interest in the class A preferred stock to below 51% of the then outstanding class A preferred stock or foreclosure by a secured party upon shares of class A preferred stock pledged to that secured party. Shares of class A preferred stock are also redeemable at our option upon the occurrence of specified events constituting a change in control, as defined in the terms of our certificate of incorporation, at a redemption price equal to the stated value of the class A preferred stock plus the amount of any accrued or declared but unpaid dividends on the class A preferred stock.

2.	Class B Preferred Stock

      The purpose of the class B preferred stock is to provide a protection for Digital Radio’s right to proportionate representation on the board of directors, to the extent not provided by Digital Radio’s ownership of class A preferred stock, and to establish a mechanism for the payment of the $25 million liquidated damages payment contemplated by the securities purchase agreement if the board of directors takes specified actions in specified circumstances with respect to the operations committee that give rise to this payment. Shares of class B preferred stock are automatically converted on a one-for-one basis to shares of common stock if the equity interest of Digital Radio, Mr. McCaw and his controlled affiliates falls below 5% or if specified transfers of class B preferred stock occur.

3.	Class C Preferred Stock

      The purpose of the class C preferred stock is to protect the economic attributes of the class A preferred stock if specified events resulting in the termination of the corporate governance rights associated with the class A preferred stock occur. The terms of the class C preferred stock are substantially the same as the terms of the class A preferred stock except that holders of class C preferred stock have no special voting rights in the election of directors, including the appointment of directors to the operations committee.

4.	Series D Preferred Stock

      The series D preferred stock ranks equally with the series E preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. Dividends on the series D preferred stock are cumulative at 13% per year and are payable quarterly in cash or, on or before July 15, 2002, at our sole option, in additional shares of series D preferred stock. The series D preferred stock is mandatorily redeemable on July 15, 2009. It may be redeemed at specified prices in whole or in part at our option after December 15, 2005 and, in specified circumstances, after July 15, 2002. The series D preferred stock is also exchangeable, in whole but not in part, at our option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

5.	Series E Preferred Stock

      The series E preferred stock ranks equally with the series D preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. Dividends on the series E preferred stock are cumulative at 11.125% per year and are payable quarterly in cash or, on or before February 15, 2003, at our sole option, in additional shares of series E preferred stock. The series E preferred stock is mandatorily redeemable on February 15, 2010. It may be redeemed at specified prices in whole or in part at our option after December 15, 2005 and, in specified circumstances, after February 15, 2003. The series E preferred stock is also exchangeable, in whole but not in part, at our option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

6.	Zero Coupon Convertible Preferred Stock Due 2013

      The zero coupon convertible preferred stock ranks equally with the series D preferred stock and the series E preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock, and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. The zero coupon convertible preferred stock had an initial liquidation preference of $253.675 per share. No dividends are payable with respect to the zero coupon convertible preferred stock; however, the liquidation preference accretes from the issuance date at an annual rate of 9.25% compounded quarterly. The zero coupon convertible preferred stock is convertible at the option of the holders before redemption or maturity into common stock at a conversion rate of 19.4882 shares of common stock per share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specific events. The zero coupon convertible preferred stock is redeemable at our option beginning December 23, 2005 and may be tendered by the holders for acquisition by us on December 23, 2005 and 2008. The zero coupon convertible preferred stock is mandatorily redeemable on December 23, 2013 at the fully accreted liquidation preference of $1,000 per share. We may elect, subject to the satisfaction of specific requirements, to pay any redemption or tender price with common stock.

D. Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law

      Our certificate of incorporation and our by-laws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control of our company, we believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws.

1.	Board of Directors

      Our certificate of incorporation provides that the board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Our by-laws provide that the board of directors will consist of one or more members, and that the number of directors will be determined by resolution of the board of directors or by the stockholders at their annual meeting or a special meeting. We are a party to agreements with some of our stockholders that entitle specified stockholders to name specified nominees to be elected to the board of directors; these agreements could require us to increase the size of the board of directors. Additionally, the holders of class A preferred stock, voting separately as a class, are entitled to elect a specified number of members of the board of directors. Under the terms of the securities purchase agreement with Mr. McCaw, we cannot increase the size of the board of directors to be greater than sixteen members without the consent of Digital Radio. The board of directors currently consists of ten directors. Subject to any rights of holders of preferred stock, a majority of the board of directors then in office has the sole authority to fill any vacancies on the board of directors. Under Delaware law, stockholders may remove members of a classified board only for cause.

2.	Stockholder Actions and Special Meetings

      Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent instead of a meeting. Our by-laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders may be called only by our president, at the request of a majority of the board of directors or at the request of stockholders owning a majority of our entire capital stock issued and outstanding and entitled to vote.

3.	Anti-Takeover Statute

      Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers in Delaware. Subject to specified exceptions listed in this statute, Section 203 of the Delaware General Corporation Law provides that a corporation may not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding specified shares; or

•	on or after that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Except as specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the relevant date; and

•	the affiliates and associates of the above.

      Under specific circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption. Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

VI. PLAN OF DISTRIBUTION

      The securities being offered by this prospectus may be sold from time to time to purchasers directly by the selling security holders listed in the table set forth in “IV. Selling Security Holders.” The selling security holders may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling security holders may sell the common stock by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through option transactions; and

•	any combination of any of these methods of sale.

      We do not know of any arrangements by the selling security holders for the sale of any of the common stock.

      The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling security holder. Broker-dealers may agree with a selling security holder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling security holder, it may purchase as principal any unsold common stock at the stipulated price. Broker-dealers who acquire securities as principals may resell the common stock from time to time in transactions on any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling security holders may also sell the securities that qualify in accordance with Rule 144 under the Securities Act of 1933 rather than under this prospectus, regardless of whether the common stock is covered by this prospectus.

      To the extent required under the Securities Act of 1933, the aggregate amount of common stock being offered by the selling security holders and the terms of the offering, the names of any agents, brokers, or dealers and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling security holder, or purchasers of selling security holders’ securities, for whom they may act. This compensation might be in excess of customary commissions as to a particular broker-dealer.

      The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common stock sold by them may be deemed to be underwriting discounts and commissions.

      A selling security holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling security holder, including, without limitation, in connection with distributions of the common stock by those broker-dealers.

      The selling security holders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling security holders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

      We have agreed to indemnify in specified circumstances the selling security holders against specified liabilities, including liabilities under the Securities Act of 1933, and to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The selling security holders have agreed to indemnify us in specified circumstances against specified liabilities, including liabilities under the Securities Act of 1933.

VII. LEGAL MATTERS

      Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the securities offered by this prospectus.

VIII. EXPERTS

      The consolidated financial statements and related financial statement schedules of Nextel that are incorporated in this prospectus by reference from Nextel’s annual report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

IX. WHERE YOU CAN GET MORE INFORMATION

A. Available Information

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at the Commission’s Public Reference Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Our filings are also available on the Commission’s web site on the Internet at http://www.sec.gov.

      Statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If we filed as an exhibit to any of our public filings any of the contracts, agreements or other documents referred to in this prospectus, you should read the exhibit for a more complete understanding of the document or matter involved.

B. Incorporation of Documents by Reference

      The Securities and Exchange Commission allows us to incorporate by reference information that we have filed with the Commission into this prospectus. This means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the Commission will automatically update and supersede the information in or incorporated by reference into this prospectus, as described below.

      We will make documents incorporated by reference available to you without charge upon your oral or written request. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Investor Relations, telephone: (703) 433-4300. This prospectus incorporates by reference the following documents:

•	Annual report on Form 10-K for the year ended December 31, 2000, dated and filed with the Commission on April 2, 2001;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2001, dated and filed with the Commission on May 15, 2001;

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2001, dated and filed with the Commission on August 10, 2001;

•	Current reports on Form 8-K:

•	dated and filed with the Commission on January 22, 2001;

•	dated and filed with the Commission on January 29, 2001;

•	dated and filed with the Commission on February 16, 2001;

•	dated and filed with the Commission on March 14, 2001;

•	dated and filed with the Commission on May 1, 2001;

•	dated and filed with the Commission on May 24, 2001;

•	dated and filed with the Commission on May 29, 2001;

•	dated and filed with the Commission on May 31, 2001;

•	dated and filed with the Commission on July 24, 2001;

•	dated and filed with the Commission on August 27, 2001; and

•	dated and filed with the Commission on September 7, 2001;

•	Proxy statement, dated and filed with the Commission in definitive form on April 13, 2001, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934; and

•	The description of the common stock contained in the registration statement on Form 8-A dated January 16, 1992 including the information incorporated by reference into that registration statement from the registration statement on Form S-1, as amended, dated as of January 27, 1992.

      We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of those documents.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by Nextel International.